Precision Drilling Trust
October 24, 2008
BY EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention: Mr. Michael Karney

Re:	Registration Statement on Form F-4 (No. 333-153664)
Ladies and Gentlemen:
     Precision Drilling Trust (the “Company”), in accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-4 be accelerated so that it will become effective at 1:00 p.m., Washington D.C. time, on October 28, 2008, or as soon thereafter as practicable.
     The Company hereby acknowledges that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     The Company respectfully requests that it be notified of such effectiveness by a telephone call to Robert F. Gray, Jr. of Mayer Brown LLP at (713) 238-2600 and that such effectiveness also be confirmed in writing.

Very truly yours, PRECISION DRILLING TRUST, by its administrator Precision Drilling Corporation
By:	/s/ Joanne Alexander
	Name:	Joanne Alexander
	Title:	Vice President & General Counsel